September 13, 2024

Jeffrey Geygan
Chief Executive Officer
Rocky Mountain Chocolate Factory, Inc.
265 Turner Drive
Durango, CO 81303

       Re: Rocky Mountain Chocolate Factory, Inc.
           Registration Statement on Form S-1
           Filed September 5, 2024
           File No. 333-281948
Dear Jeffrey Geygan:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing